Form ATS-N
BoAS CRD # 283942

Part I, Item 9—Identifying Information

Request: *Attach as Exhibit 2, the most recently filed or amended Schedule B of Form BD for the Broker-Dealer Operator disclosing information related to indirect owners.*

Response:

Schedule B–Indirect Owners

Full Legal Name	CRD / Tax ID	Entity Type	Entity In Which Interest Is Owned	Roles	Date Role Acquired	Ownership %	Control Person
Bank of America Corporation	56-0906609	Domestic Entity	NB Holdings Corporation	Sole Shareholder	10/1998	75 or more	Y